Exhibit 17.2

[DiMuroGinsberg PC Letterhead]

May 4, 2005

Sent by Fax (202-756-3333) and First Class Mail
Robert N. Driscoll, Esquire
Alston & Bird, LLP
601 Pennsylvania Avenue, N.W.
North Building, 10th floor
Washington, D.C. 20004-2601

Re: Edward G. Newman

Dear Mr. Driscoll:

      I am writing on behalf of Edward G. Newman, who has authorized me to tender his immediate resignation from the Board of Directors from Xybernaut Corporation. Please accept this letter as his official tender of resignation.

      Mr. Newman is also reserving all rights to seek Xybernaut’s advancement of expenses and attorneys’ fees which he will incur in defense of Aylor et al. V. Xybernaut Corporation, et al., United States District Court for the District of Delaware, Civil Action No. 05-22, Michael Fehrenbacher, et al. v. Xybernaut Corporation, et al., United States District Court for the District of Delaware, and other similar proceedings to which he may be a party by virtue of his service as an officer and director of Xybernaut Corporation. We are under the impression Xybernaut has the power to commit to an advance of expenses and attorneys’ fees of its current and former officers and directors pursuant to its Articles of Incorporation and 8 Del. Code § 145 (e).

      I also hereby assert, on behalf of Mr. Newman, his right to indemnification by Xybernaut pursuant to 8 Delaware Code § 145(a) and (b).

      On behalf of Mr. Newman, I have tendered the defense of the Aylor case to Carolina Casualty Insurance Company, Arch Specialty Insurance Company and Landmark American Insurance Company. However, I do not have copies of the extended reporting period endorsements for any of the directors’ and officers’ insurance policies. I hereby request, on behalf of Mr. Newman, that Xybernaut Corporation provide him with current copies of each policy, all amendatory endorsements, and the extended reporting period endorsement for each policy.

Robert N. Driscoll, Esq.
May 4, 2005

      Mr. Newman’s request for a written commitment from Xybernaut to advance his litigation expenses should be construed to include his litigation expenses in any future coverage litigation with Carolina Casualty Insurance Company, Landmark American Insurance Company, and Arch Insurance Company.

      I look forward to hearing from you.

Very truly yours,

/s/ John M. Tran

John M. Tran

cc:	Edward G. Newman